Market Announcement

3 June 2026

Nova Minerals Limited (ASX: NVA) – Suspension from Quotation

Description

The securities of Nova Minerals Limited ('NVA') will be suspended from quotation at the close of trading on Wednesday, 3 June 2026 under Listing Rule 17.2, following lodgement of the Supreme Court of New South Wales orders with ASIC approving the scheme of arrangement by which Nova Minerals Corp. will acquire all of the issued ordinary shares and listed warrants in NVA.

Issued by

ASX Compliance

Ash Abdul Aziz
Adviser, Listings Compliance (Melbourne)
ASX Compliance Pty Limited
Level 50, South Tower, Rialto. 525 Collins Street,
Melbourne VIC 3000

By email only: Ash Abdul Aziz - tradinghaltsmelbourne@asx.com.au

Dear Ash

NOVA MINERALS LIMITED (ASX: NVA) – REQUEST FOR SUSPENSION OF TRADING SHARES ON ASX

1. **Background**

We refer to the proposed scheme of arrangement between Nova Minerals Limited (**Nova** or the **Company**) and its shareholders and Nova Minerals (**Share Scheme**) and holders of Nasdaq listed warrants (**Warrant Scheme**) (together, the **Schemes**) announced to ASX on 21 April 2026, pursuant to which, once implemented, Nova Minerals Corp (**US Holdco**) will acquire all of Nova Minerals' issued ordinary shares and listed warrants and will become the new US holding entity of the Nova Minerals Group.

On Tuesday, 2 June 2026, the Supreme Court of New South Wales made orders approving the Schemes under section 411(4)(b) of the *Corporations Act 2001 (Cth)* (**Corporations Act**), (**Court Orders**). A sealed office copy of the Court Orders was lodged with the Australian Securities and Investments Commission today, such that the Schemes have now become effective under section 411(10) of the Corporations Act. A copy of the Court Orders was attached to Nova's ASX announcement dated today's date.

2. **Request for suspension from quotation**

Accordingly, pursuant to ASX Listing Rule 17.2, Nova requests that quotation of its shares on ASX is suspended from close of trading today.

For the purposes of Listing Rule 17.2, and in support of its request, Nova provides the following information:

(a) the suspension is requested in order to facilitate implementation of the Schemes, which is expected to occur on Tuesday, 16 June 2026;

(b) it requests that the suspension remain in place until Nova is removed from the Official List of ASX following, and subject to, implementation of the Schemes; and

(c) it is not aware of any reason why the voluntary suspension should not be granted, nor of any other information necessary to inform the market about the voluntary suspension.

3. **Request for removal from Official List of ASX to follow**

On or about the date of implementation of the Scheme, Nova will apply to ASX for termination of the official quotation of its shares on ASX and its removal from the Official List of ASX, with such termination and removal to only take effect:

(d) subject to implementation of the Schemes; and

(e) on and from close of trading on the trading day immediately following the implementation date for the Scheme (currently expected to be on Tuesday, 16 June 2026).

If you require any further information in relation to this letter, please contact Ian Pamensky, Company Secretary, Nova (on +61 414 864 746 or at ian@novaminerals.com.au).

This request has been authorised by Nova's Board of Directors.

Yours sincerely

Ian Pamensky
Company Secretary

Cc - Jack Fotheringham

Christopher Gerteisen
CEO and Executive Director
E: info@novaminerals.com.au

Annalise Batchelor
Investor Relations and Media
E: annalise.batchelor@sodali.com
M: +61 432 312 807

Cameron Gilenko
Investor Relations and Media
E: cameron.gilenko@sodali.com
M: +61 466 984 953

About Nova Minerals Limited

Nova Minerals Limited is advancing one of the world's largest undeveloped gold deposits into production and securing a U.S. domestic supply of the critical mineral antimony. The Company is focused on the exploration and development of the Estelle Gold and Critical Minerals Project, located in Alaska, a tier-one mining jurisdiction.

Estelle hosts two defined multi-million-ounce gold resources, and more than 20 prospects distributed along a 35-kilometre mineralised trend, in the prolific Tintina Gold Belt, a province which

hosts a >220 million ounce (Moz) documented gold endowment and some of the world's largest gold mines and discoveries including, Kinross Gold Corporation's Fort Knox Gold Mine. In parallel, Nova is advancing its critical minerals strategy, fully funded by a US$43.4 million U.S. Department of War award to develop a domestic antimony supply chain, targeted for production in late 2026/2027.